650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 30, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Stephen Krikorian

MorganYoungwood

Re:	Fang Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed May 17, 2016

Form 6-K

Filed June 3, 2016

File No. 001-34862

Ladies and Gentlemen:

On behalf of Fang Holdings Limited (the “Company”), formerly known as SouFun Holdings Limited, we submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 19, 2016 relating to the above referenced filing in connection with (1) the Form 20-F for the year ended December 31, 2015 filed on May 17, 2016 (the “2015 Form 20-F”), and (2) the Form 6-K filed on June 3, 2016 (the “Form 6-K”).

The Company submits the following responses to the Staff’s comments (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

Cost of revenues, page 105

1.	We note that your cost of revenues in 2015 increased significantly due primarily to an increase in compensation. Tell us and disclose in future filings the increase that is attributable to an increase in headcount and in compensation bases. Consider disclosing the increase in headcount. In addition, explain the functions of the new employees and the reasons for the increase in compensation bases.

austin   beijing   boston   brussels   hong kong   los angeles   new york   palo alto
san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Staff of the Securities and Exchange Commission Re: Fang Holdings Limited September 30, 2016 Page 2

RESPONSE: The Company advises the Staff that the increase in its cost of revenue in 2015 was primarily driven by an increase in staff costs (which represented approximately 55% of cost of revenue in 2015) that were in turn primarily attributable to an increase in headcount, and to a lesser extent, an increase in compensation bases. As disclosed on page 129 of the 2015 Form 20-F, the number of the Company’s employees increased from 11,642 as of December 31, 2014 to 40,351 as of December 31, 2015. For example, as noted on page 88 of the Company’s annual report on Form 20-F for the year ended December 31, 2014, the increase in headcount was primarily attributable to increases in (i) sales and marketing (from 4,468 as of December 31, 2014 to 23,442 as of December 31, 2015) and (ii) editorial and production staff (from 5,480 as of December 31, 2014 to 13,416 as of December 31, 2015), to support the Company’s transition from an Internet information platform to a transaction-oriented service platform. The increase in compensation bases, on the other hand, was generally consistent with a rise in the general cost of living in China. The Company intends to clarify its disclosures as requested by the Staff in its future filings.

F. Tabular Disclosure of Contractual Obligations, page 112

2.	We note your disclosure on page F-52 of your unrecognized tax benefits. Please explain why you have not presented a corresponding obligation within your contractual obligations table nor have you disclosed the basis for excluding these amounts from the table. We refer you to Item 5.F of the Instructions to Form 20-F.

RESPONSE: The Company advises the Staff that its accrued expenses and other liabilities reflected in its consolidated balance sheets consist of accrued unrecognized tax benefits and related interest and penalties and other accrued expense items. As of December 31, 2015, the Company had accrued unrecognized tax benefits and related interest and penalties of US$104.2 million. As the Company is currently unable to make a reasonably reliable estimate of the possible change and the timing of payments in individual years in connection with these tax liabilities, such amounts were not included in the contractual obligation table. In future filings, the Company intends to provide an explanation of why unrecognized tax benefits are excluded from the contractual obligation table.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition, page F-27

3.	We note that revenue from subleasing services is recognized on a gross basis. Please clarify the terms of your subleasing services arrangements and provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.

Staff of the Securities and Exchange Commission Re: Fang Holdings Limited September 30, 2016 Page 3

RESPONSE: The Company advises the Staff that it began to generate subleasing revenues in 2015. After it identifies a suitable property, the Company first signs the respective property lease directly with the property owner. Under the terms of the lease agreement, the Company is obligated to pay rent over the non-cancellable rental period, typically ranging from one to three years, and has the exclusive right to sublease the properties at its sole discretion. None of the key contractual terms is contingent upon the Company’s ability to subsequently sublease the property. In other words, regardless whether the Company is able to sublease the property subsequently, the lease agreement between the Company and the property owner remains in effect.

The property owner is not a party to, and therefore not entitled to, any rights or obligations under the sublease agreement. The Company signs the sublease agreements directly with third-party sub-lessees and has the unilateral right to determine the price and lease term (up to the term of the primary lease agreement) under the sublease agreements.

Accordingly, sublease services revenue is recognized on a gross basis pursuant to guidance provided in ASC Subtopic 605-45, Revenue Recognition – Principal Agent Considerations (“ASC 605-45”). In arriving at its conclusion, the Company considered the following key factors:

•	The Company is the primary obligor under the sublease arrangement. The Company has the contractual relationship with third-party sub-lessees and serves as the primary obligor; in other words, the Company is the sub-lessor upon entering into the sublease agreement with third-party sub-lessees. Under the sublease agreements, the Company is obligated to remedy any issues with the property over the term of the sublease and the sub-lessees do not have any recourse to the property owner.

•	The Company has general inventory risk. The Company has “inventory-like” risk, such that regardless whether it is able to sublease the property subsequently, the Company is liable as the lessee, including rental payments, under the original lease agreement with the property owner.

•	The Company has latitude in setting the rental price. The Company has the unilateral right to determine the rental price at which the properties will be subleased.

•	The Company has credit risk. The Company carries all credit risk associated with the sublease rental payments from third-party sub-lessees and must make lease payments to the owner in accordance with the original lease agreement, which remains in effect.

The Company also considered each of the remaining factors for net reporting set forth in paragraphs 45-3 through 45-18 of ASC 605-45, and found no indicators that would contradict the gross reporting of subleasing services revenue.

Staff of the Securities and Exchange Commission Re: Fang Holdings Limited September 30, 2016 Page 4

The Company intends to clarify its disclosure in future filings as follows:

“(4) Sublease services

Beginning in 2015, the Group began to provide a new sublease service through its websites. The Group identifies suitable properties and initially enters into lease agreements with the property owners. The lease agreements allow the Company to sublease the properties. Regardless whether the leased property is subsequently sub-leased by the Group, the lease agreement between the Group and the property owner remains in effect, including the Company’s obligation to make fixed rental payments over the non-cancellable lease term. The property owner is not a party to, and therefore not entitled to, any rights or obligations under the sublease agreement. Sublease rental income is recorded as revenue from subleasing services and recognized on a gross basis as the Group is the principal to the sublease arrangements in accordance with ASC 605-45, Revenue Recognition – Principal Agent Considerations. The sublease income is recognized on a straight-line basis over the lease term.”

4.	We note that you provide online decoration services under fixed fee arrangements that are recognized using the percentage-of-completion method. Please tell us your consideration of disclosing the method or methods used to measure progress toward completion. We refer you to ASC 605-35-50. In addition, please explain whether losses on fixed fee arrangements are recognized during the period in which the loss first becomes probable and reasonably estimable.

RESPONSE: The Company advises the Staff that the progress for online decoration services is measured using input measures, i.e., the cost-to-cost method. Pursuant to this method, the percentage completed is determined by dividing the costs incurred to date by the total costs expected to be incurred for the contract. Online decoration services are generally completed within 12 months.

In addition, in accordance with ASC 605-35-25-45, the Company recognizes the entire estimated loss on a contract in the period when the loss first becomes evident. Please be advised that the Company’s risk of loss on decoration contacts is partially mitigated through its agreements with the third party contractors, whereby certain cost overruns shall be borne by the contractors. In 2015, the Company did not recognize any losses on its online decoration services.

The Company intends to clarify its disclosure in future filings as follows:

“(6) Online decoration services

Beginning in 2015, the Group launched online decoration services, which includes interior design, remodeling, renovation, furnishing and other home improvement services. The Group generally charges the customers a fixed fee. The Company recognizes revenues based on the percentage-of-completion method and measures progress using input measures, i.e., cost-to-cost, in accordance with ASC 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts.” Estimated losses, if any, are recognized during the period in which the loss becomes probable and reasonably estimable.”

Staff of the Securities and Exchange Commission Re: Fang Holdings Limited September 30, 2016 Page 5

5.	We note that you enter into marketing service agreements with real estate developers. Please clarify your disclosures that indicate the Group has the right to keep the difference between the sales price of the designated new properties and the service fee. In this respect, please clarify whether you have the right to keep the difference between the sales price of the designated new properties and the minimum sales price determined by the real estate developer. In addition, please why you are entitled to payment of the service fee in cash if the designated new properties are not sold by a pre-determined date.

RESPONSE: The Company advises the Staff that the Company began to enter into this type of marketing service agreements in 2015, the Company recognized US$52,000 of marketing services revenues under the new payment arrangement. The underlying types of marketing services and the pricing of such services are the same as those that the Company has sold historically. The key difference of these new arrangements is that the Company can elect to receive the contractually stated marketing service fee through either (i) retaining the sale proceeds of the real estate properties designated by the real estate developers (i.e., “designated new properties”), if sold prior to a pre-determined date (which is typically at the end of the marketing service term), or (ii) requesting cash payment of the contractually stated marketing service fee. The Company does not provide agency services or have any performance obligations for the sale of the designated new properties as a deliverable under such contracts.

With respect to the Company’s right to retain the sales proceeds of the designated new properties, the Company has the contractual right to determine the selling price of the designated new properties when offered and a minimum selling price is set forth in the contract with the developer. If the designated new properties are sold at a price greater than the contractually stated marketing service fee, the Company is entitled to retain the difference and it is not required to provide any additional services to the developer. However, the Company would request payment of the stated marketing service fee in cash if the sales price of the property would not entitle the Company to a fee greater than or equal to the stated marketing service fee in the agreement with the developer.

Based on the terms of the agreements, the Company recognizes marketing service revenues in accordance with its marketing service revenue recognition policy, up to the amount of the contractually stated service fee. Any excess is contingent upon the sale of the designated new properties and is accounted for as contingent marketing service revenues and is recognized when the contingency is resolved, i.e., the designated new properties have been sold at prices determined by the Company and all other revenue recognition criteria are met.

Staff of the Securities and Exchange Commission Re: Fang Holdings Limited September 30, 2016 Page 6

The Company intends to clarify its disclosure in future filings as follows:

“Marketing Services

Beginning in 2015, the Group began to enter into marketing services agreements with real estate developers with new payment terms, where the Company can receive its fee by either (i) retaining the sale proceeds of the real estate properties designated by the real estate developers (i.e., “designated new properties”), if sold prior to a pre-determined date (which is typically at the end of the marketing service term), or (ii) payment of the contractually stated marketing service fee. The Company has the contractual right to determine the selling price of the designated new properties when offered and a minimum selling price is not contractually pre-determined. If the designated new properties cannot be sold at a price greater than the contractually stated marketing service fee by the pre-determined date, the Company will request cash payment of the contractually stated service fee. The Company recognizes the marketing service revenue up to the amount of the contractually stated service fee. Any excess is contingent upon the sale of the designated new properties and is accounted for as contingent marketing service revenues, which the Company recognizes when the contingency is resolved, i.e., when the designated new properties have been sold at prices determined by the Company, and all other revenue recognition criteria are met. For the year ended December 31, 2015, the Company recognized marketing service revenue of US$52,000 under the new payment arrangements.”

Note 9. Loans Receivable, page F-41

6.	Please tell us your consideration of providing the disclosures outlined in ASC 310-10-50. Ensure that you disclose your accounting policies and methodology used to estimate the allowance for credit losses. In addition, tell us your consideration of disclosing credit quality information as required by ASC 310-10-50-28 to 50-30.

RESPONSE: The Company advises the Staff that the Company launched its financial services business and platform in August 2014. The Company initially provided loans to both individuals and businesses and ceased to provide loans to businesses by end of 2015. In 2014 and 2015, the Company provided loans of approximately US$35.4 million to businesses, the outstanding balance of which were all current (i.e., past due less than 90 days) as of December 31, 2014 and fully repaid as of December 31, 2015. Loans made to individuals were primarily unsecured and were used for down payments for new properties, and to a much lesser extent, bridge loans to secure purchase of secondary property prior to sale of primary property as well as property renovations. As a result of the Company’s stringent credit requirements, the Company has experienced a low level of defaults. In 2014 and 2015, the Company provided loans of approximately US$640.3 million to individuals, of which 100% and 99.5% of the outstanding balances were current as of December 31, 2014 and 2015, respectively.

Staff of the Securities and Exchange Commission Re: Fang Holdings Limited September 30, 2016 Page 7

The Company intends to clarify its disclosure in future filings as follows:

“9. LOANS RECEIVABLE, NET

Beginning in August 2014, the Group launched its financial services business and platform via www.fangtx.com (formerly known as www.txdai.com). The Group initially provided loans to both individuals and businesses, and ceased to provide loans to businesses in 2015. All loans to businesses were fully repaid as of December 31, 2015. Loans made to individuals were primarily unsecured and were used by the individuals for down payments for new properties, and to a much lesser extent, bridge loans to secure purchase of secondary property prior to sale of primary property as well property renovations.

Secured loans

As of December 31, 2015, the duration of secured loans ranged from one to 36 months (2014: one to 18 months), and had interest rates ranging from 6% to 26% per annum (2014: 6% to 10% per annum). As of December 31, 2015, the total outstanding balance is US$19,255 (2014: US$29,397).

Unsecured loans

As of December 31, 2015, the duration of unsecured loans ranged from one to 36 months (2014: one to 36 months), and had interest rates ranging from 4% to 24% per annum (2014: 4% to 12% per annum). As of December 31, 2015, the total outstanding balance is US$306,740 (2014: US$52,253).

The Group defers and recognizes certain loan origination costs collected from the borrowers over the loan period as a yield adjustment.

The Group assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. The Group considers various factors in evaluating loans receivable for possible impairment on an individual basis. These factors include the amount of the loan, historical experience, value of collateral, if any, credit quality and age of the receivables balances. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. When the evaluation indicates that it is probable that the scheduled interest and principal payments due per the loan agreement are unlikely to be collected, such loan receivable is considered impaired. Impairment is measured on an individual loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is secured. The Group evaluates the remainder of its loans receivables portfolio for impairment on a collective basis in accordance with ASC 450-20, Loss Contingencies and records an allowance for credit loss at the portfolio segment level (i.e., individuals). When evaluating the loans receivable on a collective basis, the Group applies a formula-based percentage utilizing historical loss data to calculate the collective allowance. The Group’s internal credit risk ratings are categorized into three categories: pass, special attention and non-performing. A “pass” rating represents the highest quality loans receivable. Typically, the Group considers loans receivable with a risk rating of non-performing to be fully impaired, or up to the fair value of collateral, if any.

Staff of the Securities and Exchange Commission Re: Fang Holdings Limited September 30, 2016 Page 8

The Group derives internal credit risk rating by taking into consideration various customer-specific factors, such as the Group’s specific historical experience with the borrower. Such credit risk rating is updated when facts or circumstances change. Loans receivable are written off at the point when they are considered uncollectible, and all outstanding balances, including any previously earned but uncollected interest income, will be reversed and charged against the allowance for credit loss.

The internal credit risk rating considerations are as follows:

•	Pass: Loans for which borrowers are expected to honor the terms of the contracts. There are no indicators to question the borrowers’ ability to repay the principal and accrued interest in full and on a timely basis.

•	Special attention: Loans for which borrowers are currently able to repay the principal and accrued interest in full, although the repayment of loans might be adversely affected by some factors.

•	Non-performing: Loans for which borrowers may not able to repay the principal and accrued interest in full. These loans are fully provided for unless secured by collateral.

The Group does not accrue interest on loans receivable that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection. After an impaired loans receivable has been placed on nonaccrual status, interest will be recognized when cash is received on a cash basis method-cost recovery. A loan receivable may be returned to accrual status after all of the borrower’s delinquent balances of principal and interest have been settled, and the borrower remains current for an appropriate period.

Staff of the Securities and Exchange Commission Re: Fang Holdings Limited September 30, 2016 Page 9

A summary of the Group’s loans receivables is presented as follows:

	As of December 31,
	2014	2015
	US$	US$

Personal loans	65,471	325,995
Business loans	16,179	-
Total Loans receivable	81,650	325,995
Allowance for loan losses
Collectively assessed	-	3,656
Individually assessed	-	-
Allowance for loan losses	-	3,656
Loans receivable, net	81,650	322,339

Current portion	79,641	266,990
Non-current portion	2,009	55,349

For the years ended December 31, 2014 and 2015, a provision of nil and US$3,656 were charged to the consolidated statements of comprehensive income (loss), respectively, while no write-offs against provisions occurred.

9.1 Analysis of loans by credit quality indicator

The following table summarizes the Group’s loan portfolio by credit quality indicator as of December 31, 2015 and 2014, respectively:

Internal Credit Risk Rating (3 Categories)	December 31, 2015%		December 31, 2014%
	US$		US$
Pass	323,129	99.1	81,650	100
Special attention	1,266	0.4	-	-
Non-performing	1,600	0.5	-	-
Total	325,995	100	81,650	100

Of the US$1,600 non-performing loans, US$1,204 were not provided for as they were secured by collateral.

Staff of the Securities and Exchange Commission Re: Fang Holdings Limited September 30, 2016 Page 10

The following tables represent the aging of loans by portfolio segment as of December 31, 2015 and 2014, respectively:

For the year ended December 31, 2015

	90 - 179 Days Past Due	180 - 365 Days Past Due	Over 1 year Past Due	Total Past Due	Current	Total Loans
	US$	US$	US$	US$	US$	US$

Personal loans	320	356	924	1,600	324,395	325,995
Business loans	-	-	-	-	-	-
	320	356	924	1,600	324,395	325,995

For the year ended December 31, 2014

	90 - 179 Days Past Due	180 - 365 Days Past Due	Over 1 year Past Due	Total Past Due	Current	Total Loans
	US$	US$	US$	US$	US$	US$

Personal loans	-	-	-	-	65,471	65,471
Business loans	-	-	-	-	16,179	16,179
	-	-	-	-	81,650	81,650

9.2 Allowance for loan losses

The following tables present the activity in the allowance for loan losses in loans receivable by loan portfolio as of and for the year ended December 31, 2015 and 2014, respectively:

	Personal	Business	Total
For the year ended December 31, 2015
Beginning balance	-	-	-
Provisions	3,656	-	3,656
Ending balance	3,656	-	3,656
Ending balance: individually evaluated for impairment	-	-	-
Ending balance: collectively evaluated for impairment	3,656	-	3,656
Loans
Of which individually evaluated for impairment	-	-	-
Of which collectively evaluated for impairment	325,995	-	325,995

Staff of the Securities and Exchange Commission Re: Fang Holdings Limited September 30, 2016 Page 11

	Personal	Business	Total
For the year ended December 31, 2014
Beginning balance	-	-	-
Provisions	-	-	-
Ending balance	-	-	-
Ending balance: individually evaluated for impairment	-	-	-
Ending balance: collectively evaluated for impairment	-	-	-
Loans
Of which individually evaluated for impairment	-	16,179	16,179
Of which collectively evaluated for impairment	65,471	-	65,471

Note 24. Earnings (loss) per share, page F-64

7.	We note that convertible senior notes and options were not included in the calculation of diluted earnings (loss) per share because the impact of inclusion would be anti-dilutive. Please consider disclosing the number of securities that were not included in the calculation. We refer you to ASC 260-10-50-1(c). In addition, disclose the conversion rate for your convertible senior notes as disclosed in your footnote 16. Also, please clarify whether there is a cash conversion rate.

RESPONSE: The Company acknowledges the Staff’s comment and intends to provide the disclosures in its annual report on Form 20-F for the year ending December 31, 2016, as follows and intends to provide similar disclosure for 2016, if applicable:

“In 2015, the number of securities that were not included in the calculation of diluted earnings (loss) per share because the impact of inclusion would be anti-dilutive were as follows: 7,432,519 employee stock options, 4,077,674 related to the Company’s December 2018 Notes, 749,327 related to the Company’s September 2022 Notes and 871,666 related to the Company’s November 2022 Notes. As of December 31, 2015, the conversion prices for the December 2018 Notes, the September 2022 Notes and the November 2022 Notes were US$19.62 per ADS, US$7.166 per ADS and US$7.166 per ADS, respectively, as of December 31, 2015. There is no cash conversion rate.”

Form 6-K filed June 3, 2016

8.	We note that you present Non-GAAP net loss per fully-diluted ADS attributable to Fang's shareholders before GAAP net loss per fully-diluted ADS. In this respect, you appear to give the non-GAAP measure a more prominent presentation than the comparable GAAP measure. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the CD&I on Non-GAAP Financial Measures.

Staff of the Securities and Exchange Commission Re: Fang Holdings Limited September 30, 2016 Page 12

RESPONSE: The Company has revised the presentation of GAAP net loss per fully-diluted ADS to comply with Item 10(e)(1)(i)(A) of Regulation S-K. Please refer to Amendment No.1 to the Form 6-K filed on September 30, 2016.

9.	We note from your disclosures that the loss per fully-diluted ordinary share and ADS are $1.87 and $0.37, respectively, for the three months ended March 31, 2016. Please reconcile this statement with the loss per fully-diluted ordinary share and ADS of $0.44 and $0.09 presented in your Condensed Consolidated Statements of Comprehensive Income.

RESPONSE: The Company advises the Staff that the discrepancy described above was due to scrivener’s errors. The Company has revised the relevant numbers in Amendment No.1 to the Form 6-K filed on September 30, 2016.

10.	We note that you present Non-GAAP operating net loss, Non-GAAP net loss attributable to Fang's shareholders, Non-GAAP fully-diluted ADS net loss attributable to Fang's shareholders and Adjusted EBITDA. Please explain why you have not provided reconciliations of the most directly comparable financial measures calculated and presented in accordance with GAAP to the non-GAAP financial measures. Also, you should disclose how the measures are useful to investors and the additional purposes, if any, that management uses the Non-GAAP financial measures. We refer you to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

RESPONSE: The Company advises the Staff that the Non-GAAP related disclosures (including the reconciliation table) were inadvertently omitted in the earnings release prepared for the Form 6-K. A reconciliation table was, in fact, included in the press release disseminated via PR Newswire on June 2, 2016. The Company has supplemented the relevant disclosures in Amendment No.1 to the Form 6-K filed on September 30, 2016.

* * * * *

Staff of the Securities and Exchange Commission Re: Fang Holdings Limited September 30, 2016 Page 13

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding this response letter, please do not hesitate to contact me at 86-10-6529-8308, Barry E. Taylor of this firm at (650) 849-3329, or Julia Reigel of this firm at (650) 320-4509.

Sincerely yours,

Wilson Sonsini Goodrich & Rosati
Professional Corporation

/s/ Dan Ouyang

cc:	Fang Holdings Limited

Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.

Barry E. Taylor

Julia Reigel

Ernst & Young Hua Ming LLP

Lionel Li

Kay Deng